Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
July 7, 2010
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
We are in receipt of your letter dated May 18, 2010 commenting on the annual report of Form 20-F of Internet Initiative Japan, Inc. for the fiscal year ended March 31, 2009 and filed with the Securities and Exchange Commission on March 19, 2010. We had originally targeted on compiling a response to your letter by July 7, 2010, however, our response letter is not yet available and we would like to respectfully request an extension of the date of the submission of our response. We expect to respond to you around July 20, 2010.

Very truly yours,
/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission) Izumi Akai Yoichiro Taniguchi Sandra Treusdell (Sullivan & Cromwell LLP)